Free Writing Prospectus
(Supplementing Preliminary Prospectus filed September 27, 2010)
Filed pursuant to Rule 433
Registration Statement No. 333-169347
ELSTER GROUP SE
          This free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus dated September 27, 2010, which we refer to as the Preliminary Prospectus, included in Amendment No. 3 to the registration statement on Form F-1 (Commission File No. 333-169347). The following information supplements and updates the information contained in the Preliminary Prospectus. To review a filed copy of our registration statement, click on the following link:
http://www.sec.gov/Archives/edgar/data/1492261/000095012310089219/f03451fv1za.htm

Total Number of ADSs Offered:	16,200,000 ADSs representing 4,050,000 ordinary shares.

of which by Elster:	13,461,540 ADSs representing 3,365,385 ordinary shares.

of which by Rembrandt:	2,412,048 ADSs representing 603,012 ordinary shares.

of which by the Management KG:	326,412 ADSs representing 81,603 ordinary shares.

Initial Public Offering Price:	$13 per ADS

Underwriting discount:	4.5%

Proceeds, before expenses, to Elster:	$167,125,019

Proceeds, before expenses, to Rembrandt:	$29,945,576

Proceeds, before expenses, to Management KG:	$4,052,405

ADS CUSIP:	290348 101

Over-allotment option:	Rembrandt has granted the underwriters an option, exercisable for 30 days from September 30, 2010, to purchase up to 2,430,000 additional ADSs from Rembrandt at the public offering price, less underwriting discount, solely to cover over-allotments. See “Underwriting” in our Preliminary Prospectus. Unless otherwise indicated, all information in the Preliminary Prospectus and this free writing prospectus assumes the over-allotment option has not been exercised.

Shares Outstanding After the Offering:	28,220,041 ordinary shares. Upon completion of this offering, Rembrandt will hold an 80.2% equity interest in our company and the Management KG, which is affiliated with Rembrandt, will hold a 5.5% equity interest in our company. If the underwriters exercise their over-allotment option in full, Rembrandt will hold a 78.0% equity interest in our company and the Management KG will hold 5.5%.

Management Equity Program, or MEP, expense:	After this offering, we will no longer be required to recognize any charges or income in respect of the MEP. Accordingly, September 30, 2010 will be the last measurement date. On September 30, 2010, we will recognize MEP-related compensation income in general and administrative expenses.

Because a market price for our shares was established at the time of our IPO, the public offering price for the IPO, or $13 per ADS, will be used to determine the valuation of our company for purposes of the final recognition of accumulated compensation expense in respect of the MEP. Based upon the initial offering price of $13 per ADS, we expect to recognize a gain in general and administrative expenses for the third quarter of 2010 of approximately $14.8 million, reducing the accumulated compensation expense accordingly.

Long-Term Incentive Plan (LTIP):	We expect to award a maximum of 740,438 ADSs under the LTIP upon the listing of our ADSs.

Capital Measures in Connection with the Offering:	We expect the transactions described in “Our History and Recent Corporate Transactions” to be consummated on September 30, 2010 in an extraordinary general meeting of our shareholders. For these transactions, we will apply the initial public offering price of $13 per ADS. As each ADS represents the right to receive one-fourth of an ordinary share in our company, this corresponds to an initial public offering price of $52 per ordinary share, or €38.20 per ordinary share using an exchange rate of $1.3611 per €1.00, which was the European Central Bank’s foreign exchange reference rate of dollars for euro in effect on September 29, 2010. We expect the following transactions to be consummated:

  •    The conversion of our preferred shares into 8,533,906 ordinary shares, which is the result obtained by dividing Rembrandt’s aggregate interest in the preferred shares it holds, €326,032,698 (the sum of the aggregate nominal value of these preferred shares (€308,931,920) plus the cumulative preferred dividend on these preferred shares accrued up to September 30, 2010, at a rate of 5.96% per annum (€17,100,778)), by the implied initial offering price per ordinary shares in euro, or €38.20.

  •    Immediately before the conversion described above, the remaining 300,398,014 preferred shares held by Rembrandt that will not be converted into ordinary shares will be redeemed, and the capital will be decreased accordingly. Rembrandt will waive its right to receive any of the proceeds of that capital reduction and redemption, and these preferred shares will then cease to exist without any further value accruing to Rembrandt.

When these transactions have been completed, Rembrandt will hold a total of 23,222,581 ordinary shares, 603,012 of which it intends to sell in this offering.

We expect that the capital transactions described above will be entered into the commercial register for our company before the completion of this offering.

In addition, our shareholders held an extraordinary shareholders’ meeting and adopted a resolution to increase our capital by up to €4,000,000 through the issuance of new ordinary shares on September 24, 2010. The underwriters intend to subscribe for 3,365,385 of these new shares pursuant to the terms of the underwriting agreement, as described in “Underwriting” in the Preliminary Prospectus. We expect that this capital increase will be entered into the commercial register for our company and that the new shares will be delivered before the completion of this offering.

Summary and Selected Consolidated Statement of Operations Data:	The table below updates the unaudited pro forma earnings and related information in “Prospectus Summary — Summary Financial and Other Data” and “Selected Financial and Other Data” in our Preliminary Prospectus.

				As of and for the Six Months
				Ended June 30,
	As of and for the Year Ended December 31,			(unaudited)
	2009	2008	2007	2010	2009
	(in $ millions except for per share and share data)
Unaudited pro forma earnings (loss) from continuing operations per share (1)	1.97	—	—	0.62	—
Unaudited pro forma weighted average shares outstanding (1)	24,854,656	—	—	24,854,656	—
Basic and diluted earnings (loss) per ADS from continuing operations (2)	0.36	-1.42	-0.65	0.05	0.43
Basic and diluted earnings (loss) per ADS (2)	0.36	-1.42	1.11	0.09	0.43
Weighted average number of ADSs outstanding (2)	65,283,000	65,283,000	65,283,000	65,283,000	65,283,000
Unaudited pro forma earnings (loss) from continuing operations per ADS (1)(2)	0.49	—	—	0.16	—
Unaudited pro forma weighted average ADSs outstanding(1)(2)	99,418,624	—	—	99,418,624	—

(1)	Unaudited pro forma earnings (loss) per share and unaudited pro forma weighted shares outstanding are based upon 24,854,656 shares issued and outstanding under the assumption that the preferred shares held by Rembrandt, our principal shareholder, are replaced immediately before the closing of this offering with ordinary shares at a valuation based on the initial public offering price set forth above. See “Our History and Recent Corporate Transactions—Capital Measures in Connection with the Offering” in our Preliminary Prospectus.

(2)	Each ADS will represent one-fourth of an ordinary share.

Underwriting concession:	We have been advised by the representatives of the underwriters that the underwriters propose to offer the ADSs to the public at the initial public offering price set forth in this free writing prospectus and to dealers at a price that represents a concession not in excess of $0.3510 per ADS under the initial public offering price. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

The entire section “Use of Proceeds” that appears on page 47 of the Preliminary Prospectus is amended as follows:
USE OF PROCEEDS
     We expect to receive net proceeds from this offering of approximately $152.1 million, after deducting the underwriting discount and the estimated offering expenses payable by us. We will not receive any of the proceeds from sales of ADSs by Rembrandt or the Management KG or from any exercise of the underwriters’ over-allotment option to purchase additional ADSs from Rembrandt.
     We intend to use the net proceeds we receive from this offering for the following purposes:
•	We intend to use $143.9 million to pay outstanding debt under our Senior Facilities Agreement; and

•	We intend to use approximately $6.7 million to repay a loan made to us by the Management KG of €3.9 million ($5.3 million) in principal amount plus accrued interest in an amount expected to be approximately €1.0 million ($1.4 million). This loan matures on December 31, 2025 and accrues interest at an annual rate of 6.8%; and

•	We expect to retain the remaining $1.5 million of the net proceeds in liquid assets over the medium term to support our liquidity position.
     The following table shows the tranches we have drawn under our Senior Facilities Agreement that we intend to repay using proceeds from this offering.

	Amount in				Original	Current
	Contract	Amount in		Amount in	Maturity	Interest
Tranche	Currency	Euro		Dollars (1)	Date	Rate (2)
	(in millions)	(in millions)		(in millions)
Tranche A GBP	£6.0	€7.0	(3)	$9.5	Sept. 30, 2012	2.08%
Tranche B EUR	€16.2	€16.2		$22.1	Sept. 30, 2013	2.52%
Tranche B USD	$22.1	€16.2	(1)	$22.1	Sept. 30, 2013	2.26%
Tranche B1 EUR	€16.9	€16.9		$23.0	Sept. 30, 2013	2.52%
Tranche C EUR	€16.2	€16.2		$22.1	Sept. 30, 2014	3.02%
Tranche C USD	$22.1	€16.2	(1)	$22.1	Sept. 30, 2014	2.76%
Tranche C1 EUR	€16.9	€16.9		$23.0	Sept. 30, 2014	3.02%

Total		€105.7		$143.9

(1)	Translations between euro and dollars have been made at a rate of €1.00=$1.3611, the European Central Bank foreign exchange reference rate of euros for dollars on September 29, 2010.

(2)	As of September 30, 2010.

(3)	Translated from pounds sterling to euro at a rate of €1.00 = £0.8618, the European Central Bank foreign exchange reference rate of euros for pounds sterling on September 29, 2010.
     For further information on the Senior Facilities Agreement and its requirements relating to prepayments and our leverage ratio, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Senior Facilities Agreement” in our Preliminary Prospectus.
     Despite our international operations, we will not direct any of the proceeds from the sale of any ADSs to fund any operations in, finance any investments or activities in, or make payments to any country, entity or person with whom a U.S. person is prohibited from dealing under U.S. economic sanctions laws.

The entire section “Capitalization” that appears on page 50 of the Preliminary Prospectus is amended as follows:
CAPITALIZATION
     The following table sets forth, as of June 30, 2010:
•	our actual consolidated capitalization; and

•	our consolidated capitalization, as adjusted to reflect the sale of the ADSs in this offering and the application of a portion of the net proceeds to reduce debt as described under “Use of Proceeds.” We make a further adjustment to show the effect of the replacement of the preferred shares Rembrandt, our principal shareholder, currently holds with ordinary shares immediately before the closing of this offering using a valuation based on the initial public offering price of $13 per ADS. For further information on this replacement, see “Our History and Recent Corporate Transactions—Capital Measures in Connection with the Offering” in our Preliminary Prospectus and “Capital Measures in Connection with the Offering” in this free writing prospectus.

	As of June 30, 2010
	Actual	As Adjusted
	(in $ millions)
Short term debt (1)(2)	25.9	16.4

Long-term debt (1)(2)	893.8	759.4
Shareholder loan	6.0	0.0
Shareholders’ equity:
Preferred share capital (3)	448.6	0.0
Ordinary share capital (3)	20.0	36.2
Additional paid-in capital	71.5	663.0
Accumulated deficit	-131.1	-131.1
Accumulated other comprehensive income	9.9	9.9

Total equity attributable to Elster Group SE	418.9	578.0
Noncontrolling interests	7.9	7.9

Total equity	426.7	585.9

Total capitalization	1,352.4	1,361.7

(1)	No third party has guaranteed any of our debt.

(2)	None of our short term debt and $57.2 million of our long-term debt are related to our revolving credit facility under our Senior Facilities Agreement, which is secured.

(3)	We had 16,320,750 ordinary shares authorized, issued and outstanding as of June 30, 2010 and 308,931,920 preferred shares authorized, issued and outstanding as of June 30, 2010. As adjusted for the offering, we will have 28,220,041 ordinary shares authorized and outstanding, and no preferred shares authorized and outstanding. See “Our History and Recent Corporate Transactions” in our Preliminary Prospectus for more information.

The entire section “Dilution” that appears on pages 51 and 52 of the Preliminary Prospectus is amended as follows:
DILUTION
     If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and the net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ADS is substantially in excess of the net tangible book value per ADS attributable to our existing shareholders for our ordinary shares that will be outstanding immediately prior to the closing of this offering. We calculate net tangible book value per ordinary share by dividing the net tangible book value (total assets less intangible assets, total liabilities and noncontrolling interests) by the number of outstanding ordinary shares. Each ADS will represent one-fourth of an ordinary share. For purposes of illustration, the following discussion assumes that all of our outstanding shares both before and after the offering are in the form of ADSs, each representing one-fourth of an ordinary share. Dilution is determined by subtracting net tangible book value per ADS from the assumed initial public offering price per ADS.
     Our net tangible book value as of June 30, 2010 was a negative $697.1 million, or negative $28.05 per ordinary share (equivalent to negative $7.01 per ADS). After giving effect to the sale of 16,200,000 ADS, which represent 4,050,000 of our ordinary shares, in this offering, less the underwriting discount and the estimated offering expenses payable by us and without taking into account any other changes in our net tangible book value after June 30, 2010, our pro forma as adjusted net tangible book value at June 30, 2010 would have been negative $538.0 million, or negative $19.06 per ordinary share (negative $4.77 per ADS). This represents an immediate increase in net tangible book value of $8.99 per ordinary share ($2.25 per ADS) to the existing shareholders and an immediate dilution in net tangible book value of negative $71.06 per ordinary share (negative $17.77 per ADS) to investors purchasing our ADSs in this offering. The following table illustrates this dilution per ordinary share and per ADS:

	Per Share	Per ADS
	(in $)
Initial public offering price	52.00	13.00
Net tangible book value before the change attributable to new investors	(28.05)	(7.01)
Increase in net tangible book value attributable to new investors	8.99	2.25
Pro forma net tangible book value after this offering	(19.06)	(4.77)
Dilution to new investors	(71.06)	(17.77)
     The following table summarizes, on a pro forma basis to give effect to the replacement of preferred shares and the offering as of June 30, 2010, the number of our ADSs purchased during the past five years, the total consideration paid for those ADSs and the average price per ADS paid (before deducting the underwriting discount and our estimated offering expenses):

	ADSs Purchased During Past Five		Total
	Years		Consideration	Average Price per
	Number	Percent	in $ Millions	ADS in $
Existing Shareholders(1)	34,135,624	30.2	443.8	13.00
New Shareholders	16,200,000	14.4	210.6	13.00

Total	50,335,624	44.6	654.4	13.00

(1)	Our existing shareholders acquired the equivalent of 62,544,540 ADSs more than five years ago, representing 55.4% of our total number of ADSs on a pro forma basis as indicated above. They acquired these ADSs at an average price per ADS of $0.03.
     The tables and discussions above assume that the underwriters’ over-allotment option has not been exercised.
     If the underwriters were to fully exercise the underwriters’ option to purchase 2,430,000 additional ADSs from the selling shareholders, the percentage of our ADSs held by existing shareholders would be 83.5%, and the percentage of our ADSs held by new investors would be 16.5%.
     One of our existing shareholders is the Management KG. Some of the members of our Administrative Board, our Managing Directors and some of our other employees, as well as Rembrandt, hold interests in the Management KG. See “Related Party Transactions—The Management KG and Our Management Equity Program—The Management KG” in our Preliminary Prospectus.

     To the extent that we grant options or other equity awards to our employees or directors in the future, and those options or other equity awards are exercised or become vested or other issuances of shares of our ordinary shares are made, there will be further dilution to new investors.

The table on page 164 of our Preliminary Prospectus that contains information relating to those members of our Administrative Board and our Managing Directors who beneficially own limited partnership interests in the Management KG is amended as follows:

	Percentage
	Holding		Percentage of our Shares	Proportionate	Percentage of our Shares
	of Limited		Prior to this Offering	Number of ADSs	After this Offering
	Partnership		Corresponding to Holding of	to be Sold by the	Corresponding to Holding of
Name	Interests		Limited Partnership Interests (1)	Management KG	Limited Partnership Interests
Howard Dyer	26.25%		1.72%	85,683	1.44%
Christoph Schmidt-Wolf	15.00	%(3)	0.98%	48,962	0.82%
Simon Beresford-Wylie	10.00%		0.66%	32,641	0.55%
Thomas Preute	1.50	%(4)	0.10%	4,896	0.08%
Others, as a group (2)	38.62%		2.54%	126,045	2.12%

Totals	91.37	%(5)	6.00%	298,228	5.02%

(1)	Assuming completion of the conversion of preferred shares into ordinary shares, as described in “Our History and Recent Corporate Transactions—Capital Measures in Connection with the Offering” in our Preliminary Prospectus and this free writing prospectus, using the initial public offering price of $13 per ADS.

(2)	None of these individuals own limited partnership interests in the Management KG that arithmetically correspond to a proportion of the shares or ADSs in our company equal to 0.5% or more of our outstanding ordinary shares immediately before or after this offering.

(3)	Approximately 33% of the limited partnership interest attributed to Mr. Schmidt-Wolf are held by him on behalf of his spouse, Mrs. Martina Schmidt-Wolf.

(4)	Approximately 50% of the limited partnership interest attributed to Mr. Preute are held by him on behalf of his spouse, Mrs. Christiane Preute.

(5)	Nachtwache Reserve GmbH currently holds 8.63% of the limited partnership interests in the Management KG, corresponding to 0.57% of our shares prior to this offering. Nachtwache Reserve GmbH’s proportionate number of ADSs to be sold by the Management KG is 28,184 resulting in Nachtwache Reserve GmbH holding a limited partnership interest after this offering corresponding to 0.47% of our shares.

The table on page 166 of our Preliminary Prospectus that shows the current beneficial ownership of our company’s shares by our existing shareholders and how many ADSs they will beneficially own after the offering is completed is amended as follows:

	ADSs Owned			ADSs being	ADSs Owned
	Prior to the Offering			Sold in the Offering	after the Offering
Name	Number		Percent	Number	Number		Percent
Rembrandt Holdings S.A. (1)	92,890,324		93.43	2,412,048	90,478,276		80.15
Nachtwache Metering Management Vermögensverwaltungs GmbH & Co. KG (the Management KG):
Howard Dyer (2)	1,713,679		1.72	85,683	1,627,996		1.44
Christoph Schmidt-Wolf(2)	979,245	(5)	0.98	48,962	930,283	(5)	0.82
Simon Beresford-Wylie(2)	652,830		0.66	32,641	620,189		0.55
Thomas Preute (2)	97,925	(6)	0.10	4,896	93,028	(6)	0.08
Nachtwache Reserve GmbH (2)(3)	563,694		0.57	28,184	535,509		0.47
Other MEP participants as a group (2)(4)	2,520,928		2.54	126,045	2,394,883		2.12

Total Management KG	6,528,300		6.57	326,412	6,201,888		5.49
Public Shareholders	—		—	—	16,200,000		14.35

Total	99,418,624		100.00	2,738,460	112,880,164		100.00

(1)	Rembrandt Holdings S.A. is 100% collectively owned by CVC European Equity Partners IV (A) L.P., CVC European Equity Partners IV (B) L.P., CVC European Equity Partners IV (C) L.P., CVC European Equity Partners IV (D) L.P. and CVC European Equity Partners IV (E) L.P. CVC European Equity Partners IV (A) L.P. and CVC European Equity Partners IV (B) L.P. are managed by their general partner, CVC European Equity Partners IV (AB) Limited. CVC European Equity Partners (C) L.P., CVC European Equity Partners IV (D) L.P., CVC European Equity Partners IV (E) L.P. are managed by their general partner, CVC European Equity Partners IV (CDE) Limited. We refer to CVC European Equity Partners IV (AB) Limited and CVC European Equity Partners IV (CDE) Limited as the General Partners. Each of the General Partners acts as sole investment manager to the funds it manages and accordingly exercises voting and dispositive control over the shares held by those funds, including the shares of Rembrandt. The board of directors of each of the General Partners consists of the following individuals: Mark Grizzelle, Steven Koltes, Michael Smith, Brian Scholfield and Carl Hansen. These individuals are the natural persons who, in each case acting together in their capacities as members of the respective board of directors, possess voting and dispositive control over the shares held by the General Partners and the shares held by Rembrandt Holdings, S.A. The General Partners and directors disclaim beneficial ownership in the shares of our company.

(2)	Holds no ADSs or ordinary shares in our company, but does hold limited partnership interest in the Management KG. While none of the shares in our company that the Management KG holds may be attributed to any individual participant, the participants do have the right to receive their pro rata portion of the proceeds of any sale of our shares by the Management KG and to vote on any resolutions of the Management KG, in each case based on their respective interests in the Management KG. We therefore have included in the table the number of ADSs that arithmetically corresponds to the named individuals’ proportionate interests in the Management KG. These individuals disclaim beneficial ownership of the shares underlying these ADSs.

(3)	Nachtwache Reserve GmbH is controlled by Rembrandt. It does not have individual dispositive control over the shares in our company that may be attributed to it through its ownership of limited partnership interests in the Management KG.

(4)	Other than the four individuals named above, no participant in the MEP holds limited partnership interests in the Management KG to which 0.5% or more of our ordinary shares may be attributed before or after the offering. The Management KG intends to sell 5% of the shares it owns in the offering. For further information regarding the MEP, the Management KG and its holding of our shares, see “Related Party Transactions—The Management KG and Our Management Equity Program” in our Preliminary Prospectus.

(5)	Approximately 33% of the limited partnership interests attributed to Mr. Schmidt-Wolf are held by him on behalf of his spouse, Mrs. Martina Schmidt-Wolf.

(6)	Approximately 50% of the limited partnership interests attributed to Mr. Preute are held by him on behalf of his spouse, Mrs. Christiane Preute.

The table on page 193 of our Preliminary Prospectus that shows the number of ADSs the underwriters have severally agreed to purchase from us, Rembrandt and the Management KG is amended as follows:

Number
of ADSs
Underwriters
Deutsche Bank Securities Inc.	4,050,000
Goldman Sachs International	4,050,000
J.P. Morgan Securities LLC	4,050,000
Canaccord Genuity Inc.	900,000
Piper Jaffray & Co.	900,000
RBC Capital Markets Corporation	900,000
Robert W. Baird & Co. Incorporated	900,000
Stephens Inc.	450,000

Total	16,200,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request any of these documents by calling Deutsche Bank Securities at (800) 503-4611, Goldman, Sachs & Co. at (866) 471-2526 or J.P. Morgan at (866) 803-9204.
The information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. This information does not purport to be a complete description of the securities or of the offering. Please refer to the Preliminary Prospectus, as amended hereby, for a complete description.